[Letterhead of Winston & Strawn LLP]

WRITER'S DIRECT DIAL
(312) 558-5609

July 28, 2005

BY FEDERAL EXPRESS
Jeffrey P. Riedler
Assistant Director
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

  Re:
  Advanced Life Sciences Holdings, Inc.
  Registration Statement on Form S-1
  File Number 333-124396

Dear Mr. Riedler:

        In connection with today's filing of Amendment No. 5 (the "Amendment") to the above-captioned Registration Statement (the "Registration Statement"), Advanced Life Sciences Holdings, Inc. (the "Company") decreased its expected price range with respect to its initial public offering. The Company now estimates that the offering price of its common stock will be between $8.00 to $9.00 per share. It should also be noted, however, that the number of shares to be offered pursuant to the Amendment has been increased from 4.5 million to 5.0 million. Further, the Staff will note that as a result of the concurrent offering described in the Amendment the Company's "Use of Proceeds" disclosure changed from the Preliminary Prospectus in that $4.0 million, not $5.0 million, will be payable to Abbott upon the initiation of pivotal Phase III clinical trials, which the Company believes represents the economic equivalent of selling Abbott shares of the Company's common stock for cash.

        For purposes of analyzing conservatively whether this change in price would require a recirculation of the Preliminary Prospectus that was previously delivered to prospective investors, we have reviewed the Preliminary Prospectus assuming the price per share decreased to $8.00, the low end of the Company's revised price range, such that the aggregate gross offering proceeds to the Company would be $40.0 million. An $8.00 price per share would represent a 27% decrease from the $11.00 price per share indicated as the low end of the range in Amendment Nos. 2, 3 and 4 to the Registration Statement. The Preliminary Prospectus circulated to prospective investors was included as part of Amendment No. 3.

        The Company has discussed the potential decrease in the offering price and mitigating increase in number of shares with the representatives of the underwriters and believes that the changes to the price and number of shares reflected in the Amendment, assuming a minimum aggregate gross offering proceeds to the Company of at least $40.0 million, would not constitute changes that require recirculation of the Preliminary Prospectus. The Company believes that the anticipated decrease in the amount of net proceeds to be received would not materially affect the Company's current plan of operations, business or intended use of proceeds. In this regard, we note that no material changes are required for the specific items listed in the "Use of Proceeds" section of the Preliminary Prospectus. The Company discloses that it intends to use $30.5 million of the estimated net proceeds for license payments and pivotal Phase III clinical trials relating to cethromycin, its most advanced product candidate. The Company believes that it presented its disclosure throughout the Preliminary Prospectus in a manner that makes clear to investors that the advancement of cethromycin through Phase III clinical development is the Company's highest priority. Indeed, the Company advises the Staff supplementally that its marketing discussions with potential investors to date have focused almost exclusively on cethromycin.

        In the aggregate, the Company's uses of proceeds listed with specificity are $34.5 million. With anticipated net proceeds from the offering of $36.0 million, the Company will have funds remaining to pursue other product development opportunities. The Company believes that its disclosure is clear, in "MD&A," "Use of Proceeds" and otherwise, that the timing and amounts of any payments relating to earlier-stage product candidates cannot be determined with any certainty. The Company believes that the currently contemplated offering size is consistent with investor expectations, as sufficient remaining funds are available to advance these early-stage product candidates.

        The Company disclosed in the Preliminary Prospectus that it believes the net proceeds from the offering will be sufficient to meet its anticipated operating requirements through 2006. The Company believes that this statement remains accurate at the estimated level of proceeds disclosed in the Amendment. The Company's largest expenditure enumerated in "Use of Proceeds" is $18.5 million for Phase III clinical trials of cethromycin.

Of this amount, the Company estimates that $2.5 million represents working capital and overhead expenses that will be incurred in the ordinary course over the coming months. The Company included this $2.5 million amount within the cethromycin clinical trials bullet because the cethromycin development program will represent the Company's principal business activity over the next 18 months.

        Given the decrease in the amount of additional funds available for its earlier stage product candidates, the Company has undertaken additional steps to increase its financial flexibility and enhance its liquidity. As noted in the Amendment, the Company's founder agreed to reduce the amount of the Company's repayment of debt to him at closing from $2.7 million to $1.7 million. In addition, to completely alleviate investor concerns regarding offering proceeds being paid to Company insiders, the founder agreed today to defer any payment under this debt until December 31, 2007. Further, the Company has entered a commitment letter today with its bank to restructure its credit facility concurrent with the closing of the offering to eliminate the bank's demand rights and allow the facility to remain available as a revolver through December 21, 2007. Consistent with the disclosure made in the Preliminary Prospectus, the credit facility would be repaid in full with a portion of the offering proceeds. However, the facility will no longer be terminated and will remain available in the future as an additional source of liquidity. As a result, the Company's specific use of proceeds will now be $32.8 million. The Company believes that these developments are beneficial to investors, as the Company's financial flexibility is enhanced, and as such, would not require recirculation of the Preliminary Prospectus.

        For the reasons noted above, the Company believes that the decrease in aggregate net offering proceeds reflected in the Amendment should not require recirculation of the Preliminary Prospectus. The Company will raise funds sufficient to cover all of the uses of proceeds specifically enumerated in the Preliminary Prospectus and will have available additional funds to pursue the further development of its earlier-stage product candidates. The Company believes that this result is consistent with the disclosure contained in its Preliminary Prospectus and its related road show marketing efforts, in which the principal focus has been on its lead product candidate cethromycin.

        Further, all members of the underwriter syndicate have agreed to notify all purchasers by telephone, prior to any sale or oral confirmation, of the reduction in the offering price and any change in the number of the shares being offered pursuant to the Registration Statement, as well as all other material changes to the Preliminary Prospectus.

* * *

        If you would like to discuss this letter or Amendment No. 5 please call me at (312) 558-5609.

Sincerely,
/s/ R. CABELL MORRIS, JR.
R. Cabell Morris, Jr.
cc:	Zafar Hasan Attorney-Advisor Securities and Exchange Commission